SEC File No. 333-89756
Filed pursuant to Rule 424(b)(3)
September 29, 2004

PROSPECTUS SUPPLEMENT NO. 2
(To prospectus dated January 28, 2004)

Common Stock of Alion Science and Technology Corporation
and
Offering of Interests
in
The Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan

     This prospectus supplement No. 2 supplements and amends the prospectus dated January 28, 2004, as filed with the SEC on February 2, 2004, and as previously supplemented by Prospectus Supplement No. 1 dated May 19, 2004, relating to the offer to eligible employees of Alion to acquire a beneficial interest in the common stock of Alion, by directing the investment of their eligible retirement account balances and a portion of their pre-tax pay into the employee stock ownership plan component of Alion’s Employee Ownership, Savings and Investment Plan, which we refer to as Alion’s KSOP. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated January 28, 2004, as previously supplemented by Prospectus Supplement No. 1.

     The prospectus, as previously supplemented by Prospectus Supplement No. 1, together with this Prospectus Supplement No. 2, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the interests in Alion’s KSOP and beneficial interests in Alion’s common stock.

     Description of Notes and Warrants: The section in your prospectus dated January 28, 2004 entitled “Description of Notes and Warrants,” on pages 28 through 42, is amended by adding at the end of that section, the following subsection:

Credit Suisse First Boston Term B Senior Credit Facility

     General. On August 2, 2004, we entered into a new Term B senior secured credit facility with a syndicate of financial institutions for which Credit Suisse First Boston, which we refer to as CSFB, serves as arranger, administrative agent and collateral agent, in an amount up to $180.0 million. We refer to this new facility as the Term B senior credit facility. LaSalle Bank National Association serves as syndication agent under the Term B senior credit facility. Set forth below is a summary of the terms of the Term B senior credit facility.

     The Term B senior credit facility has a term of five years and consists of

•	a senior term loan in the amount of $100.0 million, of which we borrowed $50.0 million on August 2, 2004;

•	a senior revolving credit facility in the amount of $30.0 million, of which we borrowed approximately $0.64 million through the deemed issuance of letters of credit issued under our prior senior credit facility which remain outstanding under the Term B senior credit facility and the issuance of one additional letter of credit directly under the Term B senior credit facility; and

•	an uncommitted incremental term loan “accordion” facility in the amount of $50.0 million.

     On the senior term loan, during the first four years of the term, we are obligated to pay quarterly installments of principal in an amount equal to 0.25 percent of the principal amount then outstanding. During the fifth and final year of the term, we are obligated to pay quarterly installments of principal in an amount equal to 24 percent of the principal amount then outstanding.

     Under the senior revolving credit facility, we may request the issuance of up to $5.0 million of letters of credit. Under the senior revolving credit facility, we may borrow up to $5.0 million in swing line loans, which are a type of loan that is customarily used for short-term borrowing needs. All principal obligations under the senior revolving credit facility are to be repaid in full no later than August 2, 2009.

     We may prepay any of our borrowings under the Term B senior credit facility, in whole or in part, but in minimum increments of $1.0 million, without penalty or premium except that we are responsible to pay any customary breakage costs related to the repayment of Eurodollar-based loans prior to the end of a designated Eurodollar rate interest period. If during the term of the Term B senior credit facility we engage in the issuance or incurrence of certain permitted debt or we sell, transfer or otherwise dispose of certain of our assets, we must use all of the proceeds (net of certain costs, reserves, security interests and taxes) to repay term loan borrowings under the Term B senior credit facility. If we engage in certain kinds of issuances of equity or have any excess cash flow for any fiscal year during the term of the Term B senior credit facility, we must use 50 percent of the proceeds of the equity issuance (net of certain costs, reserves, security interests and taxes) or 50 percent of our excess cash flow for that fiscal year to repay term loan borrowings under the Term B senior credit facility, except that if our leverage ratio is less than 2.00 to 1.00 at the applicable time and after taking into account the use of the net proceeds (in the case of an equity issuance), then we must use 25 percent of those net proceeds or excess cash flow for that fiscal year to repay term loan borrowings under the Term B senior credit facility.

     If we borrow under the incremental term loan facility and certain economic terms of the incremental term loan, including applicable yields, maturity dates and average life to maturity, are more favorable to the incremental term loan lenders than the comparable economic terms under the senior term loan or the senior revolving credit facility, then the Term B senior credit facility provides that the applicable interest rate spread will be adjusted upward. The upward adjustment will take place if the yield payable under the incremental term loan exceeds the yield under the senior term loan or senior revolving credit facility by more than 50 basis points. The effect of this provision is that if we borrow an incremental term loan, that borrowing may make our borrowings under the senior term loan and the senior revolving credit facility more expensive.

     The Term B senior credit facility requires that our existing subsidiaries and subsidiaries that we acquire during the term of the Term B senior credit facility, other than certain insignificant subsidiaries, guarantee our obligations under the Term B senior credit facility. Accordingly, the Term B senior credit facility is guaranteed by our subsidiary, Human Factors Applications, Inc.

     Use of Proceeds. On August 2, 2004, we borrowed $50.0 million of the $100.0 senior term loan committed to us under the Term B senior credit facility. We used the proceeds to retire our then outstanding senior term loan and revolving credit facility administered by LaSalle Bank in the approximate amount of $47.0 million including principal and accrued and unpaid interest and to pay certain transaction fees associated with the refinancing in the approximate amount of $3.0 million. On or about October 1, 2004, we intend to use part of the remainder of the $100.0 million senior term loan to retire our existing mezzanine note in the approximate principal amount of $19.6 million and to pay accrued and unpaid interest and prepayment premium in the aggregate amount of approximately $1.77 million and we also intend to use part of the remainder to pay to Dr. Atefi in fiscal year 2005 approximately $1.0 million in deferred compensation and accrued and unpaid interest to retire his deferred compensation agreement.

     In addition to repaying our existing mezzanine note, the Term B senior credit facility permits us to use any remaining portion of the $100.0 million senior term loan to finance permitted acquisitions. The Term B senior facility permits us to use the remainder of our senior revolving credit facility for our working capital needs and other general corporate purposes, including to finance permitted acquisitions. The Term B senior credit facility permits us to use any proceeds from the uncommitted incremental term loan facility to finance permitted acquisitions and to make certain put right payments required under our existing mezzanine warrant, if those put rights are exercised, and for any other purpose permitted by the incremental term loan.

     Security. The Term B senior credit facility is secured by a first priority, perfected security interest in all of our current and future tangible and intangible property.

     Interest and Fees. At our option the senior term loan and the senior revolving credit facility each may bear interest at either of two floating rates. We may elect that interest be payable on our $100.0 million senior term loan at an annual rate equal to the prime rate charged by CSFB plus 225 basis points or at an annual rate equal to the Eurodollar rate plus 275 basis points. We may elect that interest be payable on our senior revolving credit facility at an annual rate that varies depending on our leverage ratio and whether the borrowing is a Eurodollar borrowing or a prime rate borrowing. If we elect a Eurodollar borrowing under our senior revolving credit facility, interest would be payable at an annual rate equal to the Eurodollar rate plus the additional basis points reflected in the table below under the column “Eurodollar Spread” corresponding to our leverage ratio at the time. If we elect a prime rate borrowing under our senior revolving credit facility, interest would be payable at an annual rate equal to the prime rate charged by CSFB plus the additional basis points reflected in the table below under the column “ABR Spread” corresponding to our leverage ratio at the time.

	Eurodollar Spread	ABR Spread
Leverage Ratio	(in basis points)	(in basis points)
Category 1	275	225
Greater than or equal to 3.00 to 1.00
Category 2	250	200
Greater than or equal to 2.50 to 1.00 but less than 3.00 to 1.00
Category 3	225	175
Greater than or equal to 2.00 to 1.00 but less than 2.50 to 1.00
Category 4	200	150
Less than 2.00 to 1.00

      The Term B senior credit facility requires us to enter into an interest rate hedge agreement acceptable to CSFB which fixes or caps the actual interest we will pay on no less than 40 percent of our long-term indebtedness. On August 2, 2004, we elected to have the senior term loan bear interest at the Eurodollar rate, which was approximately 1.6 percent as of August 2, 2004, plus the applicable margin, which totaled approximately 4.35 percent. On August 16, 2004, we entered into an interest rate cap agreement effective as of September 30, 2004 with one of our senior lenders. Under this agreement, in exchange for our payment to the senior lender of approximately $319,000, our maximum effective rate of interest payable with regard to a portion of the outstanding principal balance of the Term B senior credit facility is not to exceed 3.89 percent for the period September 30, 2004 through September 29, 2005 and is not to exceed 4.66 percent for the period September 30, 2005 through September 29, 2007. The maximum principal balance by quarter to which this interest rate cap agreement applies is as follows:

Principal
Balance
Quarter	(in millions)
September 30, 2004 through December 31, 2004	$37.5
January 1, 2005 through March 31, 2005	$37.4
April 1, 2005 through June 30, 2005	$37.3
July 1, 2005 through September 30, 2005	$37.2
October 1, 2005 through December 31, 2005	$37.1

Principal
Balance
Quarter	(in millions)
January 1, 2006 through March 31, 2006	$37.0
April 1, 2006 through June 30, 2006	$36.9
July 1, 2006 through September 30, 2006	$36.8
October 1, 2006 through December 31, 2006	$36.8
January 1, 2007 through March 31, 2007	$36.7
April 1, 2007 through June 30, 2005	$36.6
July 1, 2007 through September 31, 2007	$34.5

     Each quarter, the senior lender counter party to this interest rate cap agreement is required to calculate and reimburse us for all interest payments under the Term B senior credit facility in excess of the applicable cap. This cap agreement expires September 30, 2007.

     Subject to certain conditions, we may convert a Eurodollar-based loan to a prime rate based loan and we may convert a prime rate based loan to a Eurodollar-based loan.

     We are obligated to pay on a quarterly basis a commitment fee of 0.50 percent per annum on the daily unused amount in the preceding quarter of the commitments made to us under the Term B senior credit facility including the unused portion of the $100.0 million senior term loan and the unused portion of the $30.0 million senior revolving credit facility. As of August 2, 2004, the unused portion of the committed senior term loan was $50.0 million and the unused portion of the committed senior revolving credit facility was approximately $29.4 million.

     Each time a letter of credit is issued on our behalf under the senior revolving credit facility, we will pay a fronting fee not in excess of 0.25 percent of the face amount of the letter of credit issued. In addition, we will pay quarterly in arrears a letter of credit fee based on the interest rate spread applicable to the revolving credit facility borrowing made to issue the letter of credit. We will also pay standard issuance and administrative fees specified from time to time by the bank issuing the letter of credit.

     In addition to letter of credit fees, commitment fees and other fees payable under the Term B senior credit facility, we will also pay an annual agent’s fee.

     Covenants. The Term B senior credit facility requires us to meet the following financial tests over the life of the facility:

•	Leverage Ratio. Our leverage ratio is calculated by dividing the total outstanding amount of all of our consolidated indebtedness, but excluding the amount owed under our subordinated note and the aggregate amount of letters of credit issued on our behalf other than drawings which have not been reimbursed, by our consolidated EBITDA for the previous four fiscal quarters on a rolling basis. The maximum total leverage ratio will be measured as of the end of each of our fiscal quarters. For purposes of determining our leverage ratio as of or for the periods ended on

September 30, 2004, December 31, 2004 and March 31, 2005, the Term B senior credit facility deems our consolidated EBITDA will be $7.5 million for the fiscal quarter ended December 31, 2003, $7.0 million for the fiscal quarter ended March 31, 2004, and $7.7 million for the fiscal quarter ended June 30, 2004. For each of the following time periods, we will be required to maintain a maximum leverage ratio not greater than the following:

Period	Ratio
August 2, 2004 through March 31, 2005	3.85 to 1.00
April 1, 2005 through June 30, 2005	3.75 to 1.00
July 1, 2005 through March 31, 2006	3.50 to 1.00
April 1, 2006 through March 31, 2007	3.25 to 1.00
April 1, 2007 through March 31, 2008	2.75 to 1.00
Thereafter	2.25 to 1.00

•	Interest Coverage Ratio. Our interest coverage ratio is calculated by dividing our consolidated EBITDA, less amounts we spend attributable to property, plant, equipment and other fixed assets, by our consolidated interest expense. For purposes of determining our interest coverage ratio as of or for the periods ended on September 30, 2004, December 31, 2004 and March 31, 2005, the Term B senior credit facility deems our consolidated EBITDA will be $7.5 million for the fiscal quarter ended December 31, 2003, $7.0 million for the fiscal quarter ended March 31, 2004, and $7.7 million for the fiscal quarter ended June 30, 2004. We will be required to maintain a minimum fixed charge coverage ratio of at least the following:

Date or Period	Ratio
August 2, 2004 through September 30, 2005	3.75 to 1.00
Thereafter	4.00 to 1.00

     The Term B senior credit facility includes covenants which, among other things, restrict our ability to do the following without the prior consent of syndicate bank members that have extended 50 percent or more of the then outstanding aggregate senior credit facility:

•	incur additional indebtedness other than permitted additional indebtedness;

•	redeem the mezzanine note after December 31, 2004;

•	consolidate, merge or sell all or substantially all of our assets;

•	make certain loans and investments including acquisitions of businesses, other than permitted acquisitions;

•	pay dividends or distributions other than distributions needed for the ESOP to satisfy its repurchase obligations, for us to satisfy any put right if exercised by mezzanine warrant holders and for certain payments required under our equity based incentive plans;

•	enter into transactions with our shareholders and affiliates;

•	enter into certain transactions not permitted under ERISA;

•	grant certain liens and security interests;

•	enter into sale and leaseback transactions;

•	change lines of business;

•	repay subordinated indebtedness other than the mezzanine note and redeem or repurchase certain equity; or

•	use the proceeds of our borrowings other than as permitted by the Term B senior credit facility.

     Events of Default. The Term B senior credit facility contains customary events of default including, without limitation:

•	payment default;

•	breach of representations and warranties;

•	uncured covenant breaches;

•	default under certain other debt exceeding an agreed amount;

•	bankruptcy and insolvency events;

•	notice of debarment, suspension or termination under a material government contract;

•	certain ERISA violations;

•	unstayed judgments in excess of an agreed amount;

•	failure of the mezzanine note or the subordinated note to be subordinated to the Term B senior credit facility;

•	failure of the guarantee of the Term B senior credit facility to be in effect;

•	failure of the security interests to be valid, perfected first priority security interests in the collateral;

•	failure of Alion to remain an S-corporation;

•	the ESOT is subject to certain taxes in excess of an agreed amount;

•	final negative determination that the ESOP is not a qualified plan; or

•	change of control (as defined below).

     For purposes of the Term B senior credit facility, a change of control generally occurs when, before we list our common stock to trade on a national securities exchange or the NASDAQ National Market quotation system and obtain net proceeds from an underwritten public offering of at least $30,000,000, the ESOT fails to own at least 51 percent of our outstanding equity interests, or, after we have such a qualified public offering, any person or group other than IIT or the ESOT owns more than 37.5 percent of our outstanding equity interests. A change of control may also occur if a majority of the seats (other than vacant seats) on our board of directors shall at any time be occupied by persons who were neither nominated by our board nor were appointed by directors so nominated. A change of control may also occur if a change of control occurs under any of our material indebtedness including our mezzanine note, subordinated note and the warrants issued with those notes.

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     Management’s Discussion and Analysis of Financial Condition and Results of Operation — Discussion of Debt Structure: The section in your prospectus dated January 28, 2004 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Discussion of Debt Structure,” on pages 57 through 60, is amended by adding at the end of that subsection, the following sub-subsection:

Credit Suisse First Boston Term B Senior Credit Facility

     On August 2, 2004, we entered into a new Term B senior credit facility with a syndicate of financial institutions for which CSFB serves as arranger, administrative agent and collateral agent in an amount up to $180.0 million. LaSalle Bank serves as syndication agent under the Term B senior credit facility. The new Term B senior credit facility consists of a committed $100.0 million term loan, a committed $30.0 million revolving credit facility and an uncommitted $50.0 million incremental term loan, or accordion, facility. Principal under the senior term loan is payable quarterly in an amount equal to 0.25 percent of the principal amount then outstanding. During the fifth and final year of the term, we are obligated to pay quarterly installments of principal in an amount equal to 24 percent of the principal amount then outstanding. All principal obligations under the senior revolving credit facility are to be repaid in full no later than August 2, 2009.

     At our option the senior term loan and the senior revolving credit facility each may bear interest at either of two floating rates. We may elect that interest be payable on our $100.0 million senior term loan at an annual rate equal to the prime rate charged by CSFB plus 225 basis points or at an annual rate equal to the Eurodollar rate plus 275 basis points. We may elect that interest be payable on our senior revolving credit facility at an annual rate that varies depending on our leverage ratio and whether the borrowing is a Eurodollar borrowing or a prime rate borrowing. If we elect a Eurodollar borrowing under our senior revolving credit facility, interest would be payable at an annual rate equal to the Eurodollar rate plus the additional basis points reflected in the table below under the column “Eurodollar Spread” corresponding to our leverage ratio at the time. If we elect a prime rate borrowing under our senior revolving credit facility, interest would be payable at an annual rate equal to the prime rate charged by CSFB plus the additional basis points reflected in the table below under the column “ABR Spread” corresponding to our leverage ratio at the time.

	Eurodollar Spread	ABR Spread
Leverage Ratio	(in basis points)	(in basis points)
Category 1	275	225
Greater than or equal to 3.00 to 1.00
Category 2	250	200
Greater than or equal to 2.50 to 1.00 but less than 3.00 to 1.00
Category 3	225	175
Greater than or equal to 2.00 to 1.00 but less than 2.50 to 1.00
Category 4	200	150
Less than 2.00 to 1.00

      The Term B senior credit facility requires us to enter into an interest rate hedge agreement acceptable to CSFB which fixes or caps the actual interest we will pay on no less than 40 percent of our long-term indebtedness. On August 2, 2004, we elected to have the senior term loan bear interest at the Eurodollar rate, which was approximately 1.6 percent as of August 2, 2004, plus the applicable margin, which totaled approximately 4.35 percent. On August 16, 2004, we entered into an interest rate cap agreement effective as of September 30, 2004 with one of our senior lenders. Under this agreement, in exchange for our payment to the senior lender of approximately $319,000, our maximum effective rate of interest payable with regard to a portion of the outstanding principal balance of the Term B senior credit facility is not to exceed 3.89 percent for the period September 30, 2004 through September 29, 2005 and is not to exceed 4.66 percent for the period September 30, 2005 through September 29, 2007. The maximum principal balance by quarter to which this interest rate cap agreement applies is as follows:

Principal
Balance
Quarter	(in millions)
September 30, 2004 through December 31, 2004	$37.5
January 1, 2005 through March 31, 2005	$37.4
April 1, 2005 through June 30, 2005	$37.3
July 1, 2005 through September 30, 2005	$37.2
October 1, 2005 through December 31, 2005	$37.1
January 1, 2006 through March 31, 2006	$37.0
April 1, 2006 through June 30, 2006	$36.9
July 1, 2006 through September 30, 2006	$36.8

Principal
Balance
Quarter	(in millions)
October 1, 2006 through December 31, 2006	$36.8
January 1, 2007 through March 31, 2007	$36.7
April 1, 2007 through June 30, 2005	$36.6
July 1, 2007 through September 31, 2007	$34.5

     Each quarter, the senior lender counter party to this interest rate cap agreement is required to calculate and reimburse us for all interest payments under the Term B senior credit facility in excess of the applicable cap. This cap agreement expires September 30, 2007.

     We may prepay any of our borrowings under the Term B senior credit facility, in whole or in part, but in minimum increments of $1.0 million, without penalty or premium except that we are responsible to pay any customary breakage costs related to the repayment of Eurodollar-based loans prior to the end of a designated Eurodollar rate interest period. If during the term of the Term B senior credit facility we engage in the issuance or incurrence of certain permitted debt or we sell, transfer or otherwise dispose of certain of our assets, we must use all of the proceeds (net of certain costs, reserves, security interests and taxes) to repay term loan borrowings under the Term B senior credit facility. If we engage in certain kinds of issuances of equity or have any excess cash flow for any fiscal year during the term of the Term B senior credit facility, we must use 50 percent of the proceeds of the equity issuance (net of certain costs, reserves, security interests and taxes) or 50 percent of our excess cash flow for that fiscal year to repay term loan borrowings under the Term B senior credit facility, except that if our leverage ratio is less than 2.00 to 1.00 at the applicable time and after taking into account the use of the net proceeds (in the case of an equity issuance), then we must use 25 percent of those net proceeds or excess cash flow for that fiscal year to repay term loan borrowings under the Term B senior credit facility.

     Under the terms of the senior credit facility, we are subject to certain financial covenants with respect to our maximum leverage ratio and our interest coverage ratio.

     During fiscal year 2004 and the next six fiscal years, at a minimum, we expect that we will have to make the estimated interest and principal payments set forth below.

	7-Fiscal Year Period ($ in thousands)
	2004	2005	2006	2007	2008	2009	2010
Bank revolving credit facility
- Interest(1)	$1,000	$350	$420	$530	$590	$520	$-
- Principal	-	-	-	-	-	8,300	-
Senior term note (LaSalle)
- Interest(2)	1,070	-	-	-	-	-	-
- Principal(3)	6,067	-	-	-	-	-	-
Senior term note B (CSFB)
- Interest(4)	1,130	5,460	5,890	6,720	6,800	4,150	-
- Principal(5)	-	1,000	1,000	1,000	1,000	96,000	-
- Mandatory prepayment(5)	-	-	-	-	-	-	-
Mezzanine note and agreement with officer
- Interest(6)	2,454	1,227	-	-	-	-	-
- Principal(6)	-	20,450	-	-	-	-	-
Promissory note with officer
- Interest(7)	100	113	113	113	113	13	-
- Principal(7)	-	-	-	-	-	750	-
Subordinated note
- Interest(8)	-	-	-	-	-	6,384	3,192
- Principal(8)	-	-	-	-	-	27,132	27,132

Total cash — Pay interest	5,754	7,150	6,423	7,363	7,503	11,067	3,192
Total cash — Pay principal	6,067	21,450	1,000	1,000	1,000	132,182	27,132

Total	$11,821	$28,600	$7,423	$8,363	$8,503	$143,249	$30,324

     (1)We anticipate a continuing requirement to have in place a $30.0 million bank revolving credit facility to finance our ongoing working capital needs. For 2004, the projected interest expense is approximately $1.0 million. In 2005, we anticipate the average balance drawn on the revolving credit facility to be approximately $6.5 million, bearing an effective interest rate of approximately 5.5%. For years 2006, 2007, 2008, and 2009, the average balance is estimated to be approximately $7.1 million, 7.9 million, $8.2 million and $8.3 million, respectively. For years 2006, 2007, 2008, and 2009, the projected effective interest rate is estimated to be approximately 5.9%, 6.7%, 6.8%, and 7.2%, respectively. The effective interest rate takes into account that we have entered into an interest rate cap agreement which caps the interest rate we will pay on a portion, but not all, of the outstanding principal balance of the Term B senior credit facility.

     (2) On August 2, 2004, the senior term note with LaSalle Bank National Association was redeemed and paid in full with proceeds from the Term B senior credit facility. Interest expense reflects the interest which had accrued as of August 2, 2004 and was paid on that date.

     (3)On August 2, 2004, the senior term note with LaSalle Bank National Association was redeemed and paid in full with proceeds from the Term B senior credit facility.

     (4) The projected balance which we estimate will be drawn under the senior term loan is as follows: $50.0 million, $100.0 million, $99.0 million, $98.0 million, $97.0 million, and $96.0 million for fiscal years 2004, 2005, 2006, 2007, 2008, and 2009, respectively. The effective annual interest rate for fiscal years 2004, 2005, 2006, 2007, 2008, and 2009 is estimated to be approximately 4.4%, 5.5%, 5.9%, 6.7%, 6.8%, and 7.2%, respectively. The effective interest rate takes into account that we have entered into an interest rate cap agreement which caps the interest rate we will pay on a portion, but not all, of the outstanding principal balance of the Term B senior credit facility. The term of the senior term loan is five years. Years 2004 and 2009 are partial years.

     (5) The Term B senior credit facility requires us to repay 1 percent of the principal balance outstanding under the senior term loan during the first four years of the Term B senior credit facility’s term and 96 percent of the principal balance outstanding during the fifth and final year of the term. The table assumes that we will have drawn $100.0 million by the end of fiscal year 2005, resulting in expected annual principal payments of approximately $1.0 million in each of years 2005, 2006, 2007, and 2008. During the fifth year, or 2009, we expect to pay principal in the amount of $96.0 million. The Term B senior credit facility also requires us to make mandatory prepayments of principal depending upon whether we generate certain excess cash flow in a given fiscal year, we issue certain equity, we issue or incur certain debt or we sell certain assets. Due to the uncertainty of these payments, the table does not reflect any such payments.

     (6)The $3.6 million payment of interest in 2005 includes approximately $3.5 million of accrued interest expense and prepayment penalties under the mezzanine note, and $0.1 million in interest under Dr. Atefi’s deferred compensation agreement. The principal amount in 2005 represents the redemption of the mezzanine note which is scheduled for October 1, 2004 and the payment of the principal amount deferred by Dr. Atefi under his deferred compensation agreement which we expect will occur in fiscal year 2005.

     (7) Principal amount of promissory note is $0.75 million which matures in 2009 and carries an annual interest rate of 15%.

     (8)Interest expense on the subordinated note during the five years from 2004 to 2008 is 6% simple interest, paid-in-kind by the issuance of the PIK notes. These interest amounts accrue to principal during this period, thereby having the effect of increasing the principal value of the subordinated note; but because the PIK notes do not themselves bear interest, the interest obligations paid by issuance of the PIK notes will not be compounded. In other words, no interest will be paid on interest accrued under the subordinated note. In the years 2004 through 2008, the PIK interest on the subordinated note will be approximately $2.4 million in each year. These amounts are included in the principal payments in years 6 (2009) and 7 (2010). In years 6 (2009) and 7 (2010), interest will be 16% paid quarterly in cash. The principal, together with the outstanding balance of the PIK notes will be paid in equal amounts at the end of years 6 (2009) and 7 (2010).

     The Company believes that cash flow from operations and cash available under the new Term B senior credit facility will provide it with sufficient capital to fulfill its current business plan and to fund its working capital needs for at least the next 36 months. Although the Company expects to continue to have positive cash flow from operations, it will need to generate significant additional revenue beyond its current revenue and to earn net income in order to repay principal and interest on the indebtedness assumed under the new Term B senior credit facility.

     The Company’s business plan calls for it to continue to acquire companies with complementary technologies. The Term B senior credit facility permits the Company to make certain permitted acquisitions, and the Company intends to use a portion of the financing available to it under the Term B senior credit facility to make permitted acquisitions.

     Given the structure of the Term B senior credit facility, the Company expects that it will need to refinance the Term B senior credit facility before the end of fiscal year 2008. The Company’s cash from operations will be insufficient to satisfy all of its obligations and it cannot be certain that it will be able to refinance on terms that will be favorable to the Company, if at all. Moreover, if the Company’s plans or assumptions change, if its assumptions prove inaccurate, if it consummates investments in or acquisitions of other companies, if it experiences unexpected costs or competitive pressures, or if its existing cash and projected cash flow from operations prove insufficient, it may need to obtain greater amounts of additional financing and sooner than expected. While it is the Company’s intention only to enter into new financing or refinancing that it considers advantageous, it cannot be certain that such sources of financing will be available to the Company in the future, or, if available, that financing could be obtained on terms favorable to the Company.

     Your investment involves risks. We urge you to read the “Risk Factors” section of Alion’s prospectus dated January 28, 2004, beginning on page 9 for a discussion of risks associated with your investment.

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     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

The date of this prospectus supplement is September 29, 2004.